Filed pursuant to Rule 253(g)(1)

File No. 024-11779

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED FEBRUARY 14, 2022

(TO THE OFFERING CIRCULAR DATED JANUARY 18, 2022 AND QUALIFIED ON JANUARY 27, 2022)

Xcelerate, Inc.
(Exact name of issuer as specified in its charter)

Florida
(State of other jurisdiction of incorporation or organization)

110 Renaissance Circle

Mauldin, SC 29662

(854)-900-2020

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Andrew I. Telsey, Esq.

Andrew I., Telsey P.C.

6198 So Moline Ct

Englewood, CO 80111

(303) 521-7447
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

EXPLANATORY NOTE

This document ("Supplement 2") supplements and should be read in conjunction with the offering circular of Xcelerate, Inc. (the "Company," "we," "us," or "our") dated January 18, 2022 and qualified by the Commission on January 27, 2022 ("Offering Circular") and the Company’s Supplement No. 1 dated January 28, 2022.

The purpose of this Supplement is to disclose that we have determined to amend the fixed offering price previously established, from $.06 to $.05 per share. We have not yet accepted any subscriptions in this Offering. We will have approximately 384,446,072 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED FEBRUARY 14, 2022

UP TO A MAXIMUM OF 20,000,000 SHARES OF COMMON STOCK

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.05	$0.0035	Up to maximum of $1,000,000